

ABN 41 009 117 293

# FIRST AUSTRALIAN RESOURCES LIMITED

*Incorporated in Western Australia*

9 September 2003





Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA





Gentlemen:

**EXEMPTION NUMBER 82-3494**

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,



TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
9 September 2003 - ASX Announcement & Media Release (Activity Update)

**1st Floor, 87 Colin Street, West Perth, Western Australia 6005**
**PO Box 703, West Perth, Western Australia 6872**

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

9 Sept 2003

# ASX ANNOUNCEMENT AND MEDIA RELEASE

## ACTIVITY UPDATE - GULF COAST OF USA

### CLEAR BRANCH FIELD, JACKSON PARISH, NORTH LOUISIANA (FAR 9.375%)

The Terry Ewing No 2 well is currently drilling ahead at approximately 8,300 feet toward planned total depth of 10,000 feet. The well is being operated by Hilcorp Energy Company, of Houston, Texas, using Guichard Drilling Company (Lafayette) Land Rig 5.

Progress has been slower than expected due to sandstones from the Sligo formation entering the well bore and clogging the drill bit. The Sligo formation overlays the primary Hosston producing horizon within the Clear Branch field.

FAR has a 9.375 percent interest in the Terry Ewing No 1 and No 2 wells and associated production equipment.

### LAKE LONG FIELD, LAFOURCHE PARISH, LOUISIANA

Following routine maintenance to the Lake long Field during which all wells in the field were temporarily shut in, workovers have commenced on the SL 328 No 7 well and SL 328 No 2 wells.

The No 7 well has been perforated in an uphole sand between 5,489 and 5,498 feet and on test has flowed at the rate of 1.1 million cubic feet and 4 barrels of condensate per day on a 12/64 inch choke with shut in tubing pressure building to 2000 psi in 10 minutes. The well is expected to be placed back on line shortly. Far has a 15 percent working interest in the No 7 well.

The workover rig has since moved on to the No 2 well where a completion of the H sand interval between 10,670 and 10,704 feet is in progress. Far has an 11.25 percent working interest in the No 2 well.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au